Angela Hilt
VP–Corporate Secretary &
Associate General Counsel
Direct (510) 271-7021
Fax (510) 271-1652
E-mail angela.hilt@clorox.com

October 6, 2010

Ms. Nudrat Salik
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-10 Washington, DC 20549

Dear Ms. Salik:

The purpose of this letter is to confirm receipt of your letter dated October 1, 2010 and the proposed timing for our response.

As discussed in our telephone conversation yesterday, we are currently focused on our accounting close and preparation for our upcoming Board and Committee meetings. We have also planned an Audit Committee meeting at which we will discuss the SEC’s letter and our responses with our Audit Committee. It is important to us to provide a response to you as soon as possible and we plan to provide you with our response no later than November 5, 2010.

Should you have any questions or concerns, please call me at 510-271-7021 or Susan Gentile, Vice President – Corporate Controller at 510-271-7766.

Best regards,

/s/ Angela Hilt
Vice President – Corporate Secretary & Associate General Counsel

cc:	Dan Heinrich, Executive Vice President – Chief Financial Officer
Laura Stein, Senior Vice President – General Counsel
Susan Gentile, Vice President – Corporate Controller